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Fortress Cafe

Coffee Shop

133 West Michigan Ave.
Jackson, MI 49201
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $50,000 invested.
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THE PITCH
Fortress Cafe is seeking investment to to start a farm and grow the food we sell. To be the farm and the table.
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INVESTMENT INTRO
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After a significant health scare, owners Duncan and Elizabeth Bone decided there simply were not enough trustworthy food options available to the public. The first step in a better community is providing the proper fuel for it to move forward. Establishing an organically grown farm to produce for the cafeis the next piece of the Fortress Family's journey in Fueling Community.

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This is a preview. It will become public when you start accepting investment.

About the Cafe

Fortress Cafe was founded in 2018 with the desire to bring people fresh roasted coffee, some healthier food options, and place for community to come together. Our espresso is sourced direct from a farm in Brazil and is organically grown (not certified).

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Q&A
You are in Michigan.. what will you do in winter?

We are in the planning process of a passive solar greenhouse so we can produce year-round. We'll start small and grow into it! The closer we are to the max raise amount, the sooner it will be a reality.

Farming is hard work, are you sure?

Absolutely. Hard work, but good work. We need more people doing gardens and organic farming. Our society literally depends on it.

Are you even qualified to be a farmer?

Nope. That is why we are partnering with Jodie Chilcote who has been an organic farm manager for the last three years to tell us what to do! She is awesome and well qualified.

Are you going to get certified organic?

No plans to. Since we won't be selling produce in stores any time soon, we want to keep the price low and not have to pay for the extra fees of certifying organizations.

You are in Michigan.. what will you do in winter?

We are in the planning process of a passive solar greenhouse so we can produce year-round. We'll start small and grow into it! The closer we are to the max raise amount, the sooner it will be a reality.

Farming is hard work, are you sure?

Absolutely. Hard work, but good work. We need more people doing gardens and organic farming. Our society literally depends on it.

Are you even qualified to be a farmer?

Nope. That is why we are partnering with Jodie Chilcote who has been an organic farm manager for the last three years to tell us what to do! She is awesome and well qualified.

Are you going to get certified organic?

No plans to. Since we won't be selling produce in stores any time soon, we want to keep the price low and not have to pay for the extra fees of certifying organizations.

You are in Michigan.. what will you do in winter?

We are in the planning process of a passive solar greenhouse so we can produce year-round. We'll start small and grow into it! The closer we are to the max raise amount, the sooner it will be a reality.

Farming is hard work, are you sure?

Absolutely. Hard work, but good work. We need more people doing gardens and organic farming. Our society literally depends on it.

Are you even qualified to be a farmer?

Nope. That is why we are partnering with Jodie Chilcote who has been an organic farm manager for the last three years to tell us what to do! She is awesome and well qualified.

Are you going to get certified organic?

No plans to. Since we won't be selling produce in stores any time soon, we want to keep the price low and not have to pay for the extra fees of certifying organizations.

This is a preview. It will become public when you start accepting investment.
THE TEAM
Duncan Bone
Owner/Weed puller

Duncan has been a metabolic coach, sports performance trainer, and coffee enthusiast since entering adulthood. With an amazing wife and four strapping sons, he wants to leave a lasting impact on the health of the community around him.

Jodie Chilcote
Farm Manager

Jodie has a passion for well grown produce. Having been an organic farm manager for three years, she knows the ins and out of land management, crow selection, and quality control of a harvest.

Jayme Chilcote
Cafe owner

Jayme is the ultimate operator. She is the one to count on when things need to get done! With eight years of coffee experience, four of those in leadership roles, she holds down the day to day operation of a fast paced, multi-location coffee business.

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Consolidate loans $19,000
Farm equipment $27,625
Mainvest Compensation $3,375
Total $50,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $459,080 $504,988 $540,337 $567,353 $584,373
Cost of Goods Sold $182,000 $200,200 $214,213 $224,923 $231,670
Gross Profit $277,080 $304,788 $326,124 $342,430 $352,703

EXPENSES

Operating Expenses $210,391 $215,650 $221,041 $226,567 $232,231
Operating Profit $66,689 $89,138 $105,083 $115,863 $120,472
This information is provided by Fortress Cafe. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
2021 Income Statement
2022 Balance Sheet
2022 Income Statement
2023 Balance Sheet
2023 Income Statement
Investment Round Status
Target Raise $50,000
Maximum Raise $124,000
Amount Invested $0
Investors 0
Investment Round Ends March 29th, 2024
Summary of Terms
Legal Business Name Fortress Cafe LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $50,000 invested
1.6×
Investment Multiple 1.4×
Business's Revenue Share 2%-5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2031
Financial Condition
Historical milestones

Fortress Cafe has been operating since August, 2018 and has since achieved the following milestones:

Opened location in Jackson Michigan

Achieved revenue of $166,864 in 2022, which then grew to $279,872 in 2023.

Had Cost of Goods Sold (COGS) of $66,215, which represented gross profit margin of 61% in 2022. COGS were then $108,385 the following year, which implied gross profit margin of 62%.

Historical financial performance is not necessarily predictive of future performance.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Fortress Cafe to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Fortress Cafe operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Fortress Cafe competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Fortress Cafe's core business or the inability to compete successfully against the with other competitors could negatively affect Fortress Cafe's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Fortress Cafe's management or vote on and/or influence any managerial decisions regarding Fortress Cafe. Furthermore, if the founders or other key personnel of Fortress Cafe were to leave Fortress Cafe or become unable to work, Fortress Cafe (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Fortress Cafe and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Fortress Cafe is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Fortress Cafe might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Fortress Cafe is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Fortress Cafe

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Fortress Cafe's financial performance or ability to continue to operate. In the event Fortress Cafe ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Fortress Cafe nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Fortress Cafe will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Fortress Cafe is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Fortress Cafe will carry some insurance, Fortress Cafe may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Fortress Cafe could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Fortress Cafe's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Fortress Cafe's management will coincide: you both want Fortress Cafe to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Fortress Cafe to act conservative to make sure they are best equipped to repay the Note obligations, while Fortress Cafe might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Fortress Cafe needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Fortress Cafe or management), which is responsible for monitoring Fortress Cafe's compliance with the law. Fortress Cafe will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Fortress Cafe is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Fortress Cafe fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Fortress Cafe, and the revenue of Fortress Cafe can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Fortress Cafe to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Real Estate Risk

Fortress Cafe is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Fortress Cafe is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

This information is provided by Fortress Cafe. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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